UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 000-26495

CYREN Ltd.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

CYREN Ltd. (the “Registrant” or the “Company”) held an Annual Meeting of Shareholders on Tuesday, December 8, 2015 at 11:00 a.m. Eastern Time, at the offices of the Company’s subsidiary CYREN Inc., located at 7925 Jones Branch Drive, Suite 5200 McLean, VA 22102 (the “Meeting”). Copies of the Notice of Annual Meeting of Shareholders and Proxy Statement relating to the Meeting were filed on Form 6-K by the Registrant on November 2, 2015.

The Registrant is announcing that the resolutions relating to: (i) the re-election of five continuing Directors to serve for the ensuing year or until their successors are elected; (ii) the re-election of one Outside Director to serve for a term of three years; (iii) the approval of the amended executive compensation policy; and (iv) the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the 2015 audit services and 2016 limited procedures and to approve its compensation, were all duly passed at the Meeting.

At the Meeting, a review of the Audited Consolidated Financial Statements for the year ended December 31, 2014 was presented.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: December 10, 2015	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer